Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-142162
May 1, 2007
Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd., or QXM, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents QXM has filed with the SEC for more complete information about QXM and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents QXM has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, QXM, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 888 827 7275. You may also access QXM’s most recent prospectus dated May 1, 2007 included in Amendment No.2 to the registration statement on Form F-1 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1386607/000114554907000677/h00910a2fv1za.htm.
This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to the registration statement on Form F-1.
(1) The “Recent developments” sections on pages 4, 5 and 51 have been revised to add additional information regarding estimated operating income and net income for the three months ended March 31, 2007. The revised disclosure is set forth below:
RECENT DEVELOPMENTS
Although our operating results for the three months ended March 31, 2007 are not yet final, we estimate that they will include the following:
•	revenues ranging from approximately RMB700.0 million ($89.7 million) to RMB720.0 million ($92.3 million);
•	gross profit ranging from approximately RMB161.0 million ($20.6 million) to RMB166.0 million ($21.3 million);
•	operating income ranging from approximately RMB130.0 million ($16.7 million) to RMB134.0 ($17.2 million); and
•	net income ranging from approximately RMB101.0 million ($12.9 million) to RMB105.0 million ($13.5 million).
In the three months ended March 31, 2007, we sold an aggregate of approximately 750,000 handsets at an average selling price of RMB945 ($121.1) per unit. The average selling price in the three months ended March 31, 2007 was lower than in 2006 mainly because we sold a significant quantity of our lower-end but higher-margin C1000 handsets in this quarter. Our gross profit margin was approximately 23.0% in this quarter as compared to approximately 18.7% for the full year 2006. This relatively high gross profit margin primarily resulted from sales of significant quantities of our higher-margin handset products during this period. In particular, we sold approximately 198,000 units of our C1000 and 65,000 units of our IP1000 handsets in this period. Our operating margin in the three months ended March 31, 2007 was approximately 18.6% as compared to approximately 14.4% for the full year of 2006. The increase in operating margin is generally consistent with improvements in our gross margin. The application of push down accounting effective November 30, 2006 had a negative impact on operating margins for (i) the full year 2006 due to a large in-process research and development charge and (ii) the three months ended March 31, 2007 due to increased amortization charges on intangible assets. Our estimated net margin in the three months ended March 31, 2007 was approximately 14.6% as compared to approximately 11.3% for the full year 2006.

Our estimated operating results for the three months ended March 31, 2007 are based upon our management accounts. These estimated results are subject to change and our actual results could differ significantly. For example, our determination of (i) cost of goods sold requires us to make decisions regarding various manufacturing cost and overhead allocations and other related determinations, and (ii) operating income and net income are subject to finalization of our accrued expenses, share-based compensation expenses and income taxes. For additional information regarding the various risks and uncertainties inherent in projections of this type, see “Forward-looking statements.” Our results for the three months ended March 31, 2007 may not be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.
(2) In addition, the “Principal and selling shareholders” section on pages 119 and 120 has been amended to reflect the change in the presentation of the beneficial ownership of our ordinary shares by DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., including two new footnotes (8) and (9). The revised disclosure is set forth below:
PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the Exchange Act, of our ordinary shares as of April 1, 2007 as adjusted to reflect the sale of the ordinary shares in this offering for:
· each of our directors and executive officers who beneficially owns our ordinary shares;
· each person known to us to own beneficially more than 5% of our ordinary shares; and
· each of the selling shareholders participating in this offering.

	Ordinary shares		Ordinary shares		Shares beneficially
	beneficially owned prior to		being sold in this		owned after this
	this offering(1)(2)		Offering		offering(1)(2)(3)
	Number	%	Number	%	Number	%
Directors and executive officers:
Zhi Yang Wu(4)	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
Rui Lin Wu(5)	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
All Directors and Executive Officers as a Group	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
Principal and selling shareholders:
Qiao Xing Universal Telephone, Inc.(6)	32,200,000	80.5%	2,500,000	6.3%	29,700,000	56.6%
DKR SoundShore Oasis Holding Fund Ltd.(7)(8)	7,800,000	19.6%	1,500,000	3.8%	6,133,333	11.7%
CEDAR DKR Holding Fund Ltd. (7)(9)	7,800,000	19.6%	166,667	0.4%	6,133,333	11.7%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The percentage of beneficial ownership of each listed person prior to the offering is based on 40,000,000 ordinary shares outstanding as of April 1, 2007 and any ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus. The calculation of this number also assumes that all of the senior convertible notes held by DKR SoundShore Oasis Holding Fund and CEDAR DKR Holding Fund Ltd. have been exchanged for 7,800,000 of our ordinary shares held by Xing. The beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus.

(3)	Assumes no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares and no other change to the number of shares offered by the selling shareholders and us as set forth on the cover page of this prospectus.

(4)	Includes 32,200,000 ordinary shares held by Xing prior to this offering and 29,700,000 ordinary shares held by Xing after this offering (assuming exchange in full of the senior convertible notes as described in note 2 above). Mr. Zhi Yang Wu is vice chairman of Xing and owns a 0.6% equity interest therein as of April 1, 2007, excluding equity interest owned by his father, Mr. Rui Lin Wu, and his brother, Mr. Zhi Jian Wu Li. Mr. Zhi Yang Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(5)	Includes 32,200,000 ordinary shares held by Xing prior to this offering and 29,700,000 ordinary shares held by Xing after this offering (assuming exchange in full of the senior convertible notes as described in note 2 above). Mr. Rui Lin Wu is chairman and chief executive officer of Xing and together with his family members, owns a 0.8% equity interest therein as of April 1, 2007, excluding equity interest owned by his sons, Mr. Zhi Jian Wu Li, and Mr. Zhi Yang Wu. Mr. Rui Lin Wu disclaims ownership of the ordinary shares held by Xing except to the extent of his pecuniary interest therein.

(6)	Xing is a British Virgin Islands company currently listed on the Nasdaq Global Market. In November 2006, Xing acquired the remaining 20% equity interest in our company held by Galbo Enterprise Limited and became our sole shareholder. Except for the public shareholders, Xing’s ultimate major shareholder is Mr. Zhi Jian Wu Li, brother of our chairman and son of our vicechairman, owns an aggregate of 24.4% equity interest in Xing directly and through Qiao Xing Trust and Wu Holdings Ltd. as of April 1, 2007, excluding equity interest owned by his father, Mr. Rui Lin Wu, and his brother, Mr. Zhi Yang Wu. The address of Xing is Qiaoxing Science Technological & Industrial Zone, Tangquan, Huizhou, Guangdong, 516023, People’s Republic of China.

(7)	Pursuant to a Securities Purchase Agreement which Xing and our company entered into with DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. in April 2006, Xing issued $36 million and $4 million senior convertible notes in June 2006 to DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd., respectively, which are exchangeable into up to 7,800,000 of the ordinary shares of our company held by Xing at the exchange price of $5.13 per ordinary share of our company. See ‘‘Related party transactions — Arrangements in connection with the senior convertible notes issued by Xing’’ for the computation of the exchange price. The two note holders delivered the exchange notice on April 16, 2007, irrevocably electing to exchange their senior convertible notes in full for ordinary shares of our company held by Xing immediately prior to the commencement of trading of our ordinary shares on the New York Stock Exchange. The address of both DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. is 1281 East Main Street, 3rd Floor, Stamford, CT 06902-3565, United States. DKR Oasis Management Company L.P. has been appointed the discretionary investment manager of DKR SoundShore Oasis Holding Fund Ltd. and CEDAR DKR Holding Fund Ltd. and has the authority to do any and all acts on behalf of the two funds, including voting any shares held by them. Mr. Seth Fischer is the managing member of Oasis Management Holdings LLC, one of the general partners of the DKR Oasis Management Company L.P. Mr. Fischer has ultimate responsibility for the investment decisions of the two funds.

(8)	Includes 780,000 ordinary shares held by CEDAR DKR Holding Fund Ltd. prior to this offering and 613,333 ordinary shares held by CEDAR DKR Holding Fund Ltd. after this offering.

(9)	Includes 7,020,000 ordinary shares held by DKR SoundShore Oasis Holding Fund Ltd. prior to this offering and 5,520,000 ordinary shares held by DKR SoundShore Oasis Holding Fund Ltd. after this offering.
Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons. As of the date of this prospectus, none of our outstanding ordinary shares is held of record by any persons in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.
None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.